EXHIBIT 99.1

Pengrowth Receives Continued Listing Standard Notification  From the New York Stock Exchange

CALGARY, Alberta, Dec. 01, 2017 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (NYSE:PGH) (TSX:PGF) today announced that it received notification on December 1, 2017 from the New York Stock Exchange (NYSE) that Pengrowth is no longer in compliance with one of the NYSE’s continued listing standards resulting from the average closing price of Pengrowth’s common stock being less than US $1.00 per share over a consecutive 30 trading-day period.

Non-compliance with the NYSE's price listing standard does not affect Pengrowth’s business operations nor does it breach or cause an event of default under any of Pengrowth’s agreements with its lenders. Pengrowth continues to be in compliance with the terms of all of those agreements. In addition, non-compliance with the NYSE minimum share price listing standard does not affect the continued listing and trading of Pengrowth’s common shares on the Toronto Stock Exchange.

Under the NYSE's rules, Pengrowth has a period of six months from the date of the NYSE notification to regain compliance with the NYSE's price listing standard. Pengrowth can regain compliance if, during the applicable cure period following receipt of the NYSE notification, on the last trading day of any calendar month, Pengrowth’s common stock has a closing price of at least US $1.00 per share and a 30 trading-day average closing price of at least US $1.00 per share. Pengrowth common stock closed at a price of US $0.85 on November 30, 2017 on the NYSE. Pengrowth intends to notify the NYSE of its intent to cure this price deficiency and return to compliance with the NYSE's price listing standard prior to the expiration of the applicable cure period.

Pengrowth’s common stock will continue to be listed and traded on the NYSE during the applicable cure period under the symbol "PGH", but the NYSE will assign a ".BC" indicator to the symbol to denote that Pengrowth is below the NYSE's price listing standard. This indicator will be removed at such time as Pengrowth is deemed compliant with the NYSE's price listing standard.

About Pengrowth:
Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian Sedimentary Basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Caution Regarding Forward Looking Information:

In the interest of providing our shareholders and potential investors with information regarding us, including management’s assessment of our future plans and operations, certain statements in this press release are forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to; Non-compliance with the NYSE’s price listing standard not affecting Pengrowth’s business operations and does not breach or cause an event of default under any of Pengrowth’s agreements with its lenders, Pengrowth’s continued compliance with the terms of all of those agreements, Pengrowth’s ability to regain compliance with the NYSE's price listing standard within the applicable cure period, Pengrowth’s intention to notify the NYSE that it intends to cure this price deficiency and return to compliance with the NYSE's price listing standard prior to the expiration of the applicable cure period, and the continued listing and trading of Pengrowth’s common shares on the TSX.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2017.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.